September 26, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Cecilia Blye, Chief, Office of Global Security Risk
Ms. Jennifer Hardy, Special Counsel, Office of Global Security Risk

Globus Maritime Limited

Form 20-F for the Fiscal Year Ended December 31, 2017

Filed March 9, 2018, File No. 1-34985 (the “Form 20-F”)

Dear Ms. Blye and Ms. Hardy,

Our U.S. counsel, Steven Hollander of Watson Farley & Williams, has forwarded to our attention a letter dated September 14, 2018 (the “Comment Letter”) addressed to the undersigned, Athanasios Feidakis, President, Chief Executive Officer and Chief Financial Officer of the Company with comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, with respect to the Form 20-F.

The following are the responses of the Company to the Comment Letter. The text of the Staff’s comments has been included below in bold and italics for your convenience.

1.	You disclose that from time to time, on charterer’s instructions, your vessels may call on ports located in Syria, Sudan and North Korea, and in your letter to us dated January 5, 2016, you discussed a port call by one of your vessels to Sudan. As you disclose, Sudan, Syria and North Korea are designated by the U.S. Department of State Department as state sponsors of terrorism and are subject to U.S. sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan, Syria and North Korea since your 2016 letter, including with their governments, whether through subsidiaries, charterers, affiliates, or other direct or indirect arrangements. Please also discuss the materiality of any contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan, Syria and North Korea for the last three fiscal years and the subsequent interim period.

Response: The Company currently employs a fleet of five drybulk vessels all under time charter contracts to unaffiliated third parties. Pursuant to the time charter contract, the charterer pays the Company charterhire and may operate the relevant vessel within the limitations set forth in the charter contract. Each charterer of a Company’s vessel directs the cargoes carried and the route and the loading and discharge ports for the vessel. All of the Company’s charter contracts also contain prohibitions against the vessels calling on any ports including, among others, Sudan, Syria and North Korea or any other countries in violation of United Nations or United States embargoes.

During the period from January 5th 2016 to date, the Company’s vessels made no calls to Syria, Sudan or North Korea.

The Company has not provided and does not intend to provide any goods or services, whether directly or indirectly, to the governments of, or entities controlled by the governments of, Sudan, Syria or North Korea. In addition, the Company has not had any agreements, commercial arrangements, or other contacts with the governments and/or entities controlled by the governments of, Sudan, Syria or North Korea, and does not intend to enter into such agreements, arrangements or other contacts in the future.

* * *

If you have any questions or require any additional information, please feel free to contact the undersigned at +30 210 960-8300 or our U.S. counsel at (212) 922-2252.

Very truly yours,

/s/ Athanasios Feidakis

Athanasios Feidakis

President, CEO & CFO

cc:	Steven Hollander,
Watson Farley & Williams LLP